FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Consolidated Results Report 2013 January 31, 2014 • Initial Public Offering On July 24th, 2013, Graña y Montero S.A.A., became the first Peruvian engineering and construction company to be listed in the New York Stock Exchange (NYSE), after the successful completion of an initial public offering (IPO) of approximately US$314 million. The company issued 19’534,884 American Depositary Shares (ADSs), which represent 97’674,420 common shares of Graña y Montero S.A.A. The offered price was US$ 21.13 per ADS, equivalent to S/.11.75 per common share. As a result of the offering, Graña y Montero is now listed in the NYSE with the “GRAM” ticker symbol. • In addition, after the exercise of the over allotment option granted to the underwriters of the offering, the total number of ADSs issued amounted to 20,353,920, representing 101,769,600 common shares, leading to a total amount raised of US$430.0 million. • To access a copy of the offering prospectus please visit the official website of the Securities and Exchange Commission at www.sec.gov • The Group achieved Revenues of S/. 5,967.3 MM in 2013, a 14.1% growth compared to 2012 • Gross Profit reached S/. 1,004.7 MM in 2013, increasing 41.1% compared to the result obtained in 2012 • EBITDA was S/.1,036.2 MM in 2013, higher by 29.4% than the result obtained in 2012 • Net Income was S/. 319.7 MM in 2013, representing an increase of 10.3% compared to the same period of 2012 • Backlog amounted to US$ 3,935 MM in 2013, a 5.5% decrease compared to the same period in 2012 Executive Summary CONSOLIDATED QUARTERLY CUMULATIVE REVENUES (S/. MM) Consolidated Results Report – 2013 1,090 2,308 3,661 5,232 1,268 2,682 4,246 5,967 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 1Q 12 2Q 12 3Q 12 4Q 12 1Q 13 2Q 13 3Q 13 4Q 13 Consolidated Results Revenues. Consolidated revenues reached S/. 5,967.3 MM during 2013, an increase of 14.1% compared to 2012. The revenue growth during 2013 is explained mainly by the increase in the Engineering and Construction segment, primarily due to the increase in activity in the mining services and civil works divisions, and in a less extent to the revenues reported in Vial y Vives and DSD, companies acquired in October 2012 and August 2013, respectively. Moreover, the growth in consolidated revenues is also explained by the Real Estate segment as a consequence of a larger amount of units delivered during this period. Gross Profit. Consolidated gross profit increased from S/.712.1 MM to S/.1,004 MM, equivalent to an increase of 41.1% compared to 2012. Accordingly, Gross Margin increased from 13.6% in 2012 to 16.8% in the 2013. The gross profit growth is explained mainly by the Engineering and Construction segment, better margins in the mining services contracts and the Technical Services segment, as well as the higher margins in the Real Estate segment (units delivered). The “Participation in Associates” account registers the profit generated in projects where Vial y Vives (company acquired by GyM S.A. in the last quarter of 2012) has a minority participation. Exchange rate difference. During 2013, the Nuevo Sol depreciated against the US Dollar, from S/. 2.551 per dollar as of December 31, 2012, to S/. 2.796 per dollar as of December 30, 2013. During 2013, the company registered an exchange rate difference loss of S/.70.4 MM, compared to an earning of S/. 21.1 MM in 2012. Consolidated Results Report –2013 Net Income. Consolidated Net Income was S/. 317.7 MM in 2013, influenced by the exchange rate difference registered during the analyzed period, a result that is equivalent to a 10.5% higher Net Income compared to 2012. Financial Results (Thousands S/.) 2012 2013 Var % REVENUES 5,231,885 5,967,316 14.1% GROSS PROFIT 712,066 1,004,660 41.1% General Expenses (257,180) (361,792) Other Operational Expenses 75,944 31,056 Others (277) (576) OPERATIONAL INCOME 530,553 673,347 26.9% Financial Expenses (31,457) (43,358) Dividends received ‐ 1,170 Participation in Associates 604 33,562 Exchange rate difference 21,126 (70,417) PRETAX INCOME 520,826 594,304 14.1% Taxes (154,575) (182,430) 18.0% Minority Interests (76,297) (92,193) NET INCOME 289,954 319,680 10.3% EBITDA 800,886 1,036,240 29.4% Financial Ratios 2012 2013 Gross Margin 13.6% 16.8% Operating Margin 10.1% 11.3% Net Margin 5.5% 5.4% EBITDA Margin 15.3% 17.4% Financial Debt 845,475 795,822 Financial Debt / EBITDA 1.06 0.77 ROE 20.6% 12.9% Balance Sheet (Thousands S/.) 2012 2013 Current Assets 3,011,429 3,982,382 Non Current Assets 1,981,196 2,329,012 Total Assets 4,992,626 6,311,394 Current Liabilities 2,618,116 2,387,105 Non Current Liabilities 597,620 728,764 Total Liabilities 3,215,736 3,115,869 Equity 1,392,207 2,766,215 Minority Interests 384,683 429,310 Total Equity 1,776,891 3,195,525 Total Liabilities and Equity 4,992,626 6,311,394 EBITDA. The Consolidated EBITDA was S/. 1,036.2 MM in 2013, which represents an increase of 29.4% compared to 2012, explained by the higher operating results. EBITDA Margin was 17.4% higher than the amount reported in 2012. A further detail of the results is described in the each of the business segments sections. Stable Cash Flows. Regarding stable long term cash flows, during 2013, 48.8% of the consolidated EBITDA is originated from Stable Cash Flows businesses. The EBITDA generated from these businesses allows us to cover the Interest Expenses of the company in 1.7x times. Consolidated Results Report –2013 Note: the Consolidated Results Report presents the accumulated figures as of the fourth quarter of 2013 and 2012. References made to “4Q2012” , “4Q2013” and “Fourth Quarter” are made to the period of twelve months from January 02nd to December 30th. REVENUES BY SEGMENT as of 2013 EBITDA BY SEGMENT as of 2013 NET INCOME BY SEGMENT as of 2013 Engineering & Construction 65.3% Technical Services 18.7% Infrastructure 10.9% Real Estate 5.0% Engineering & Construction 53.0% Technical Services 10.5% Infrastructure 23.5% Real Estate 13.0% Engineering & Construction 65.1% Technical Services 10.6% Infrastructure 18.5% Real Estate 5.9% Consolidated Results Backlog. Consolidated Backlog amounted to US$ 3,935 MM as of 2013, equivalent to a decrease of 5.5% compared to the 2012. From the total consolidated Backlog as of 2013, US$ 1,943 MM will be executed during 2014, US$ 1,108 MM in 2015, and the remaining in 2016 and the following years. Backlog does not include the Oil and Gas sub segment, nor the Norvial toll road concession, businesses that are reported as recurrent businesses. Capital Expenditures. Capital Expenditures (CAPEX) amounted to S/. 817.6 MM (US$ 292.4 MM) in 2013, which represents a decrease of 9.0% compared to 2012 figures. The CAPEX distribution per Business Areas is as follows: Infrastructure represents 44.7%, followed by Engineering and Construction with 25.0%, Real Estate with 9.3% and Services with 4.6%, and 16.5% invested for corporate purposes (office building). Backlog by Segment Backlog by Sector Backlog by type of client Backlog by geography Consolidated Results Report –2013 4,166 4,291 4,177 3,973 1,943 1,108 884 ‐ 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 4Q12 1Q 13 2Q 13 3Q 13 4Q 13 ‐5.5% 2015 2014 3,935 2016+ Engineering & Construction 75% Infrastructure 8% Real Estate 2% Technical Services 15% Mining Projects 19% Mining Services 32% Oil and Gas 2% Electricity 16% Water and Sewage 4% Real Estate 8% Transport 16% Others 2% Foreign 20% Peru 80% Private 86% Public 6% Cofinanced Concessions 3% Private Concessions 5% For further detail of the backlog, please go to the appendix page. • In terms of tenor, 57.4% of the consolidated financial debt (S/. 457.0 MM), corresponds to short‐term financial obligations and the remaining (S/.339.0 MM) corresponds to long‐term financial obligations. • In terms of currency, 20% of the consolidated financial debt is denominated in Nuevos Soles and 71% in Dollars, while the balance is denominated in other currencies corresponding to our CAM subsidiaries. Consolidated leverage, measured through the Gross Financial Debt / Net Worth, reached 0.25x , while the Gross Financial Debt/EBITDA reached 0.77x in 2013. It’s worth mentioning that the total Available Cash is S/. 959.4 MM as of 2013. Consolidated Results Report –2013 Indebtedness. Consolidated Financial Debt amounted to S/. 795.8 MM (US$ 284.6 MM) in 2013, a 5.9% decrease compared to 2012, explained mainly by the cancellation of the syndicated loan taken on February 2013, and prepaid on the third quarter of 2013. Maturity of financial debt Financial Indicators Less than Between 1 Between 2 More than 1 year and 2 years and 5 years 5 years Working Capital 351,782 100,966 61,480 ‐ 514,228 Leasing 105,114 74,048 81,452 20,981 281,595 Total debt S/. 456,896 175,014 142,932 20,981 795,823 Total debt US$ 163,411 62,594 51,120 7,504 284,629 Total Gross Debt/Equity 0.25x Net Debt/ Equity ‐0.05x Gross Debt/EBITDA 0.77x Net Debt/EBITDA ‐0.16x Engineering and Construction The growth in revenues of the Engineering and Construction segment in 2013 was mainly driven by Stracon GyM, due to higher operating volumes in the mining services projects awarded in 2012, and in a less extent to the revenues registered by Vial y Vives and DSD, companies acquired in October 2012 and August 2013 respectively. The growth in the Gross Margin is explained by the growth of revenues, and additionally by the improved margins in the contract mining business due to the execution phase the projects are in, and partially due to the better margins reported by Vial y Vives and DSD. Moreover, the Engineering and Construction segment registers the profit for the minority participation Vial y Vives holds in several of its projects, as well as the minority participation of GyM in Viva GyM in the line “Participation in Associates”. The Net Income at the end of 2013 was S/. 211.3 MM, which represents an increase of 27.9% compared to 2012. Net Income was affected by a exchange rate difference of S/.29.8 MM, nonetheless the period closed with a net margin of 5.2% which is higher to the one registered in 2012. EBITDA was S/. 551.6 MM in 2013, higher by 42.2% compared to the same period in 2012. This is explained by higher operating results. Capital expenditures (CAPEX) for 2013 amounted to US$ 73.1 MM (S/. 204.3 MM), from which US$ 48.2 MM correspond to purchases of machinery for construction and U$ 10.7 MM for the purchase of mining equipment for the mining services contracts. Consolidated Results Report –2013 Financial Results (Thousands S/.) 2012 2013 Var % REVENUES 3,524,585 4,075,070 15.6% GROSS PROFIT 408,021 560,082 37.3% General Expenses (159,845) (217,927) Other Operational Expenses (1,928) 10,062 Others 1,326 ‐ OPERATIONAL INCOME 247,574 352,217 42.3% Financial Expenses 1,081 3,140 Participation in Associates 9,178 41,971 Exchange rate difference 18,585 (29,775) PRETAX INCOME 276,418 367,553 33.0% Taxes (87,918) (111,348) 26.6% Minority Interests (23,384) (44,946) NET INCOME 165,115 211,259 27.9% EBITDA 387,885 551,608 42.2% Financial Ratios 2012 2013 Gross Margin 11.6% 13.7% Operating Margin 7.0% 8.6% Net Margin 4.7% 5.2% EBITDA Margin 11.0% 13.5% Financial Debt 300,817 322,150 Financial Debt / EBITDA 0.78 0.58 ROE 32.8% 33.4% 3,342 3,904 183 171 2012 2012 GMI GyM + 15.6 355 527 33 24 2012 2012 GMI GYM 149 201 16 11 2012 2012 GMI GYM + 42.2% +27.9% REVENUES (Million of S/.) as of 2013 EBITDA (Million of S/.) as of 2013 NET INCOME (Million of S/.) as of 2013 Backlog. The Engineering and Construction segment reported a Backlog of US$ 3,044 MM in 2013, amount that is equivalent to a 4.1% increase compared to the amount registered for 2012. By the end of 2013, the most relevant contracts awarded were the expansion of Cerro Verde’s Concentration Plant, real estate project Panorama, Pelambres Mine works by Vial y Vives, the Natural Gas Compression Plant construction contract with TGP, the extension of Via Expresa Sur and Chavimochic irrigation project, amongst others. The total Backlog will be executed as follows: US$ 1,550.0 MMin 2014, US$ 848.9 MMin 2015 and US$ 645.3 MMin the following years. Consolidated Results Report –2013 2,925 3,065 3,048 2,966 3,044 ‐ 1,000 2,000 3,000 4,000 4Q12 1Q13 2Q13 3Q13 4Q13 +4.1% Backlog (Million of US$) as of 2013 Backlog by type of contract Cost plus Fee 47% EPC 14% Lump Sum 10% Unit Price 30% Infrastructure Consolidated Results Report –2013 Net Income was reduced due to the reasons previously explained, as well as to the impact in the devaluation of the Nuevo Sol registered during 2013. The exchange rate effect for the Infrastructure segment is mainly explained by the bridge loan of the Lima Metro which was issued in United States Dollars. EBITDA at the end of 2013 was of S/. 244.3 MM representing an EBITDA margin of 35.9%, which is lower than the margin of 40.5% obtained in 2012. This is explained by the impact in the operating results previously described. The Infrastructure Segment registered higher revenues in 2013, due to the increase in revenues of the Line 1 of Lima’s Metro compared to 2012, as well as to the increase of trains in operation since July 2013. Additionally, the higher revenues are also explained by higher profit in the highways mainly due to an increase in the traffic flow of Norvial and due to maintenance works in Survial. The oil and gas business increased its revenues in 11.9%, due to an increase registered during the last quarter of the year, leading to a 10.8% growth in the barrel daily production (BDP 1,775 vs BDP 1,1601 in 2012), while the international oil prices were similar to the ones registered the previous year (average price per basket of oils of US$ 107.4/bbl vs. US$ 107.9/bbl in the last quarter of 2012). Moreover, the processing levels at the Pariñas Gas Plant reduced from 9,597.5 MMPCmillion cubic feet during 2012 to 6,603.4 MMPC in 2013. Gross Profit was affected by lower results in the oil business, which were explained by the lower processing levels in the Gas Plant, and on the other hand, it was affected by the delay in the start of operations of the new trains, which was postponed because of some delays in approvals from the Ministry of Transportation. Nevertheless, during the last quarter of 2013, with the larger quantity of trains in operation, the results were improved. We currently have 14 trains in operation, of which 9 are new. Financial Results (Thousands S/.) 2012 2013 Var % REVENUES 524,460 680,988 29.8% GROSS PROFIT 172,632 186,799 8.2% General Expenses (30,512) (31,007) Other Operational Expenses (845) (3,130) Others (1,603) 447 OPERATIONAL INCOME 139,672 153,109 9.6% Financial Expenses (20,133) (13,847) Participation in Associates ‐ 1,587 Exchange rate difference 2,783 (30,958) PRETAX INCOME 122,323 109,891 ‐10.2% Taxes (38,370) (35,441) ‐7.6% Minority Interests (17,257) (14,507) NET INCOME 66,695 59,943 ‐10.1% EBITDA 212,359 244,254 15.0% Financial Ratios 2012 2013 Gross Margin 32.9% 27.4% Operating Margin 26.6% 22.5% Net Margin 12.7% 8.8% EBITDA Margin 40.5% 35.9% Financial Debt 185,002 181,837 Financial Debt / EBITDA 0.87 0.74 ROE 17.9% 16.0% 287 321 86 92 31 90 7 11 41 45 73 119 2012 2013 GyM Ferrovías La Chira Canchaque Survial Norvial GMP + 29.8% 58 42 14 16 2 6 0 5 1 2 ‐8 ‐10 2012 2013 GyM Ferrovías La Chira Canchaque Survial Norvial GMP ‐ 10.1% 136 133 67 60 4 5 1 6 3 ‐5 39 2012 2013 GyM Ferrovías La Chira Canchaque Survial Norvial GMP +15.0% REVENUES (Million of S/.) as of 2013 EBITDA (Million of S/.) as of 2013 NET INCOME (Million of S/.) as of 2013 Consolidated Results Report –2013 Capital Expenditures. Capital expenditures (CAPEX) for 2013 amounted to a S/. 365.6 MM (US$ 130.8 MM) corresponding mainly to Lima Metro as well as to the investments in the Oil and Gas business. 413 443 387 356 320 ‐ 100 200 300 400 500 4Q12 1Q13 2Q13 3Q13 4Q13 ‐22.6% Backlog (Million of US$) as of 2013 Backlog. The Infrastructure Area reported a Backlog of US$ 320.2 MM in 2013, meaning a 22.1% decrease compared to the amount registered in 2012. The total Backlog of the Infrastructure Segment will be executed as follows: US$ 118.6 MM in 2014, US$ 97.8 MM in 2015 and US$ 103.7 MMin the following years. Real Estate Revenues for 2013 include the delivery of 1,757 housing units belonging mainly to Los Parques del Agustino, Los Parques de Villa El Salvador, Los Parques de Carabayllo, Los Parques de San Martin de Porres and Parque Central projects, as well as to the sale of a piece of land from Almonte for a total amount of S/. 16.2 MM. When comparing the data to the one of 2012, revenues included the delivery of 1,361 housing units belonging to the projects Parque Central, Parques de Carabayllo, amongst others, as well as to the sale of a piece of land from Almonte for S/.45.6 MM. Most important projects under execution are mainly: Los Parques de Carabayllo II (Carabayllo), Los Parques de Piura, Los Parques de San Martin de Porres, Sol de Barranco and Real 8 (San Isidro). A total of 85% of the projects are been executed in Lima, whilst 15% of them are been executed in other provinces of Peru. Gross Profit increased during 2013 due to the increase in the delivered housing units during the period, as well as to the higher margins reported in the delivered housing units. On the other hand, the Gross Profit for this year end, includes the sale of a piece of land from Almonte for S/. 15.6 MM approximately, whilst in 2012 it was S/. 43.5 MM. Consolidated Results Report –2013 Net Income closed the year with of S/. 19.2 MM, representing an increase of 54.8% compared to 2012, in spite of the exchange rate impact reported during 2013. EBITDA was S/. 135.2 MM for 2013, higher by 48.7% compared to 2012. The EBITDA Margin increased to 43.1% at the end of 2013, compared to 37.9% margin registered in 2012. REVENUES (Million of S/.) as of 2013 EBITDA (Million of S/.) as of 2013 NET INCOME (Million of S/.) as of 2013 638 304 582 362 509 0 100 200 300 400 500 600 700 4Q2012 1Q2013 2Q2013 3Q2013 4Q2013 Delivered Housing Units Sold Housing Units 203 513 266 335 330 240 314 2012 2013 +30.7% 91 135 2012 2013 +48.7% 12 19 2012 2013 + 54.8% Financial Results (Thousands S/.) 2012 2013 Var % REVENUES 240,110 313,731 30.7% GROSS PROFIT 86,706 113,732 31.2% General Expenses (17,409) (20,993) Other Operational Expenses (1,711) 2,470 Others ‐ (1,023) OPERATIONAL INCOME 67,586 94,186 39.4% Financial Expenses (3,621) (4,264) Participation in Associates ‐ 64 Exchange rate difference 1,317 (9,518) PRETAX INCOME 65,282 80,468 23.3% Taxes (19,967) (21,427) 7.3% Minority Interests (32,940) (39,887) NET INCOME 12,375 19,154 54.8% EBITDA 90,920 135,175 48.7% Financial Ratios 2012 2013 Gross Margin 36.1% 36.3% Operating Margin 28.1% 30.0% Net Margin 5.2% 6.1% EBITDA Margin 37.9% 43.1% Financial Debt 92,873 130,172 Financial Debt / EBITDA 1.02 0.96 ROE 11.9% 13.6% Capital Expenditures. Capital Expenditures (CAPEX) in 2013 amounted to S/. 75.7 MM (US$ 27.1 MM), corresponding to the purchase of three pieces of land for the Pezet 583 building of 1,375m2 and acquired for US$ 17.0 MM, another in Chiclayo of 8,100m2 and bought for US$ 1.3 MM, and another in Chimbote province and finally a piece of land in El Callao. Consolidated Results Report –2013 Backlog. The Real Estate Segment reported a Backlog of US$ 85.0 MM in 2013, a 15.3% decrease compared to 2012 due to the delivery of housing units. The main projects included in the Backlog are: Los Parques de San Martin de Porres, Los Parques de Piura, Parque Central, Real 8 (San Isidro), Pezet (San Isidro), Barranco and Rivera Navarrete. The total Backlog of the Real Estate Area will be executed as follows: US$ 65.5MM in 2014, US$ 16.1 MM in 2015 and the rest in the remaining years. 108 115 96 102 66 ‐ 50 100 150 4Q12 1Q13 2Q13 3Q13 4Q13 ‐15.3% Backlog (Million of US$) as of 2013 Technical Services The revenues for the Technical Services segment increased 7.9% in 2013 compared to 2012, due to higher revenues generated from the contracts for maintenance of regional roads by Concar, partially offset by lower sales in the Electric Services business as a consequence of the closing of one the business lines the previous year. Gross Profit increased mainly due to better margins in the outsourcing division within the Information Technology business, and to better margins reported in the Electric Services business as a consequence of the improvement of processes implemented during the previous years. Additionally, in the line of other Operational Expenses/Income, the reversion of provisions related to the acquisition of CAM is registered. Those reversions were higher in 2012 compared to the figures reported in 2013. For further detail on this point, please go to the Audited Financial Statements of 2012. In the “Participation in Associates” line, the profit generated in contracts where CAM has minority participations is registered. Consolidated Results Report –2013 The Net Income for 2013 was affected by the exchange rate differences, nonetheless it closed the period with a Net Margin of 2.9%. EBITDA for 2013 was S/. 109.6 MM, lower by 1.8% compared to the result from 2012. REVENUES (Million of S/.) as of 2013 EBITDA (Million of S/.) as of 2013 NET INCOME (Million of S/.) as of 2013 208 226 243 429 633 514 2012 2013 CAM Concar GMD +7.9% 34 35 23 18 54 57 2012 2013 CAM Concar GMD ‐1.8% 10 8 13 10 28 17 2012 2013 CAM Concar GMD ‐32.3% Financial Results (Thousands S/.) 2012 2013 Var % REVENUES 1,083,323 1,169,115 7.9% GROSS PROFIT 103,935 179,175 72.4% General Expenses (105,363) (132,486) Other Operational Expenses 73,585 24,669 Others ‐ ‐ OPERATIONAL INCOME 72,157 71,358 ‐1.1% Financial Expenses (8,539) (8,780) Participation in Associates ‐ 1,070 Exchange rate difference 3,474 (7,073) PRETAX INCOME 67,092 56,575 ‐15.7% Taxes (5,638) (16,655) 195.4% Minority Interests (10,831) (5,624) NET INCOME 50,623 34,296 ‐32.3% EBITDA 111,604 109,647 ‐1.8% Financial Ratios 2012 2013 Gross Margin 9.6% 15.3% Operating Margin 6.7% 6.1% Net Margin 4.7% 2.9% EBITDA Margin 10.3% 9.4% Financial Debt 108,442 158,239 Financial Debt / EBITDA 0.97 1.44 ROE 49.6% 27.0% Consolidated Results Report –2013 Capital Expenditures. Capital Expenditures (CAPEX) in 2013 amounted to S/. 37.5 MM (US$ 13.4 MM). Backlog. The Services Area reported a Backlog of US$ 619.0 MM in 2013, amount that is equivalent to a 10.7% decrease compared to 2012. The total Backlog of the Services Area will be executed as follows: US$ 278.0 MM in 2014, US$ 179.3 MM in 2015 and the remaining in the following years. 874 819 795 687 619 ‐ 200 400 600 800 1,000 4Q12 1Q13 2Q13 3Q13 4Q13 ‐10.7% Backlog (Million of US$) as of 2013 Figures in Thousands of S/. Figures in Thousands of S/. Figures in Thousands of S/. Appendix: Backlog Report to December 2013 Appendix: Profits & Losses Statement per Company Appendix: Recurrent Businesses Report to December 2013 Consolidated Results Report –2013 i) EBITDA As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization. As mentioned on the Consolidated Results Report for the third quarter of 2013, we will report EBITDA calculated as follows: ∙ Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added; ∙ Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long‐term account receivable during the period, will be added. ii) Backlog As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company’s Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction and Technical Services will continue to report their backlog according to the local market, therefore the total signed contracts will be reported. ∙ Infrastructure: the Oil & Gas business and the Norvial highway are not included as backlog. ∙ Real Estate: only the sold units which are pending of delivery are reported as backlog. Consolidated Results Report –2013 Appendix: Notes to the Consolidated Results Contacts: Mónica Miloslavich Hart Chief Financial Officer (51) 213 6565 mmiloslavich@gym.com.pe Dennis Gray Febres Investor Relations (51) 213 6583 (51) 995 11 6688 dgray@gym.com.pe www.granaymontero.com.pe Consolidated Results Report –2013

_________________

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative